UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated: February 5, 2014

Commission File No. 000-54749

CELSUS THERAPEUTICS PLC

53 Davies Street

London W1K 5JH

United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Celsus Therapeutics PLC

Celsus Therapeutics Announces the Closing of $9.2 Million Public Offering and Full Exercise of Underwriter’s Option to Purchase Additional ADSs

On February 5, 2014, Celsus Therapeutics Plc (the “Company”) announced the closing of its previously announced public offering of 1,533,333 American Depository Shares (“ADSs”) on the NASDAQ Capital Market at a price of $6.00 per ADS. The final number of ADSs includes the full exercise by the underwriter of its option to purchase 200,000 additional ADSs. Each ADS represents ten of the Company’s ordinary shares. The gross proceeds from this offering, including from the exercise of the over-allotment option, before underwriting discounts and commissions and other offering expenses, are expected to be approximately $9,200,000. Celsus’s ADSs are listed on the NASDAQ Capital Market under the trading symbol "CLTX" and began trading there on January 31, 2014. In connection with its listing on the NASDAQ Capital Market, the ADSs ceased trading on the OTCQB on January 30, 2014.

Exhibits

99.1	Press release dated February 5, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELSUS THERAPEUTICS PLC

By: /s/ Gur Roshwalb Gur Roshwalb Chief Executive Officer Date: February 5, 2014